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VIA EDGAR AND EMAIL TRANSMISSION

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-6010

WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO VIENNA

RE:	Transatlantic Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on September 26, 2011 by Validus Holdings, Ltd. et al.
File No. 001-10545

Dear Mr. Orlic:

On behalf of Validus Holdings, Ltd. (the “Company” or “Validus”), we hereby submit responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing as set forth in your letter dated September 29, 2011 (the “Comment Letter”).  Additionally, the Company files herewith, via EDGAR, Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A originally filed with the Commission on September 14, 2011, as amended by Amendment No. 1 thereto on September 26, 2011 (the “Consent Statement”).  In addition to responding to the comments, the Consent Statement has been updated to reflect facts and events occurring since the filing of the Consent Statement.  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below and immediately following each comment is the Company’s response.

General

1.             We note your response to prior comment 1 regarding the application of Note A of Schedule 14A to your consent statement. We continue to believe that your disclosure regarding nominees to the Transatlantic board of directors involves your proposed merger. As an indication of this, the document contains numerous references to your proposed merger with

Transatlantic, and the proposals are explicitly “designed to expedite the acquisition of Transatlantic by Validus.” However, under the circumstances, we will not object if you revise your document to include only the information called for by the following provisions of Form S-4:

•                  Item 3(d) — selected financial data

•                  Item 3(e) — pro forma selected financial data

•                  Item 3(f) — comparative columnar historical and pro forma per share data

•                  Item 3(g) — comparative columnar market values

•                  Item 3(i) — regulatory requirements

•                  Item 4(a)(4) — material differences between the rights of security holders

Response:  Validus acknowledges the Staff’s comment and has amended the Consent Statement to include the Items from Form S-4 specified in the Staff’s comment.

2.         We note your response to prior comment 3. Please revise the second sentence in the last full paragraph on page iii so that it does not unequivocally state that the consent solicitation statement is not an offer to tender shares.

Response:  Validus has revised the disclosure on page iii of the Consent Statement in response to the Staff’s comment.

Reasons for the Consent Solicitation, page 15

3.         We note your response to prior comment 5 and continue to seek support for the implication on page 15 that the Transatlantic board of directors acted in bad faith in “having asserted barriers” to a deal with Validus, particularly in light of recent rulings by the Delaware Court of Chancery and Transatlantic’s own actions following termination of the Allied World acquisition agreement. Please revise this statement, or provide factual support beyond the board’s mere decision not to enter in a confidentiality agreement. That action, on its face, does not appear to demonstrate bad faith.

Response:  Validus notes to the Staff that the disclosure in the Consent Statement does not expressly or impliedly assert bad faith conduct on the part of the Transatlantic board of directors.  However, Validus has revised the disclosure on page 15 of the Consent Statement in response to the Staff’s comment.

*  *  *  *  *

Comments or questions regarding these matters may be directed to Todd E. Freed at (212) 735-3714, Stephen F. Arcano at (212) 735-3542 or Jon A. Hlafter at (212) 735-2512.

Very truly yours,

/s/ Todd E. Freed
Todd E. Freed

cc:	Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.)
Stephen F. Arcano, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Jon A. Hlafter, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)